[LETTERHEAD OF LEHMAN BROTHERS HOLDINGS INC.]

                                                                                                           May 11, 2006

Re:                       Lehman Brothers Holdings Inc.

                                        Lehman Brothers Holdings E-Capital Trust I

                                        Lehman Brothers Holdings E-Capital LLC I

                                        Registration Statement on Form S-4
File Nos. 333-129195, 333-129195-02, 333-129195-01

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lehman Brothers Holdings Inc., Lehman Brothers Holdings E-Capital Trust I and Lehman Brothers Holdings E-Capital LLC I (collectively, the “Registrants”) hereby request that the effective date of Registration Statement Nos. 333-129195, 333-129195-02 and 333-129195-01 referenced above be accelerated so that this Registration Statement may become effective by 12:00 p.m. Eastern Time on May 15, 2006, or as soon thereafter as practicable.

The Registrants acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants request that they will be notified of such effectiveness by telephone call to Andrew Keller of Simpson Thacher & Bartlett LLP, at 212-455-3577, or to Simone Bono of Simpson Thacher & Bartlett LLP, at 212-455-3644.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.
LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I
LEHMAN BROTHERS HOLDINGS E-CAPITAL LLC I

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo